Mail Stop 3561

February 12, 2007

Via International Mail

Klaus Kjaerulff
Chief Executive Officer
A/S Steamship Company Torm
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

> **Re:** **A/S Steamship Company Torm**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 14, 2006**
> **File No. 000-49650**

Dear Mr. Kjaerulff:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2005
Financial Statements
Consolidated Statements of Operations

1. Please note that your presentation of net revenues on the face of the consolidated statements of operations is a departure from U.S. GAAP, which requires the presentation of gross revenues. In addition, companies within your industry following U.S. GAAP generally limit their use of time charter equivalent earnings to the MD&A section and segment disclosures. As these items are significant departures from U.S. GAAP, please revise your Note 23 – Reconciliation to U.S. GAAP to appropriately reconcile the effected portion of your statements of operations to show revenues and expenses as they would appear under U.S. GAAP.

2. Your presentation of a gross profit subtotal on the face of the consolidated statements of operations would generally not be appropriate under U.S. GAAP. As such, it has become standard practice in the shipping industry to omit gross profit as a subtotal on the face of financial statements presented in accordance with U.S. GAAP. Therefore, please revise your Note 23 - Reconciliation to U.S. GAAP to include an explanation of this difference between IFRS and U.S. GAAP.

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You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief

cc: Gary Wolfe